AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2020

1933 Act File No. 333-237483

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933	/X/

Pre-Effective Amendment No.
Post-Effective Amendment No. 2	/X/

 SCHRODER SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

One Freedom Valley Drive

Oaks, Pennsylvania, 19456

(Address of Principal Executive Offices, Zip Code)

1-800-932-7781

(Registrant’s Telephone Number)

Michael Beattie

c/o SEI Corporation

One Freedom Valley Drive

Oaks, Pennsylvania 19456

(Name and Address of Agent for Service)

Copy to:

Sean Graber, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103

No filing fee is required under the Securities Act of 1933, as amended, because an indefinite number of shares of beneficial interest have previously been registered pursuant to Section 24(f) of the Investment Company Act of 1940, as amended.

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 2 to Schroder Series Trust’s Registration Statement on Form N-14 (File No. 333-237483) is being made solely for the purpose of adding the final tax opinion as Exhibit (12) to Part C of the Registration Statement. No information contained in Parts A or B of the Registration Statement, which are incorporated herein by reference in their entirety, is amended, deleted or superseded hereby.

PART C: OTHER INFORMATION

ITEM 15. INDEMNIFICATION:

Article VIII of the Registrant’s Agreement and Declaration of Trust provides as follows:

SECTION 1. The Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such Covered Person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Covered Person except with respect to any matter as to which such covered Person shall have been finally adjudicated in any such action, suit or other proceeding (a) not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or (b) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office. Expenses, including counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), shall be paid from time to time by the Trust in advance of the final disposition of any such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Covered Person to repay amounts so paid to the Trust if it is ultimately determined that indemnification of such expenses is not authorized under this Article, provided, however, that either (a) such Covered Person shall have provided appropriate security for such undertaking, (b) the Trust shall be insured against losses arising from any such advance payments or (c) either a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees’ then in office act on the matter), or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial type inquiry), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Article.

SECTION 2. As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, that such Covered Person either (a) did not act in good faith in the reasonable belief that his or her action was in the best interests of the Trust or (b) is liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, indemnification shall be provided if (a) approved as in the best interests of the Trust, after notice that it involves such indemnification, by at least a majority of the disinterested Trustees acting on the matter (provided that a majority of the disinterested Trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that such Covered Person acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and is not liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts as opposed to a full trial type inquiry), to the effect that such Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust and that such indemnification would not protect such Covered Person against any liability to the Trust to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. Any approval pursuant to this Section shall not prevent the recovery, from any Covered Person of any amount paid to such Covered Person in accordance with this Section as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interests of the Trust or to have been liable to the Trust of its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s Office.

SECTION 3. The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which such Covered Person may be entitled. As used in this Article VIII, the term “Covered Person” shall include such person’s heirs, executors and administrators, and a “disinterested Trustee” is a Trustee who is not an “interested person” of the Trust as defined in Section 2(a)(19) of the 1940 Act (or who has been exempted from being an “interested person” by any rule, regulation or order of the Securities and Exchange Commission) and against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

Nothing contained in this Article shall affect any rights to indemnification to which personnel of the Trust, other than Trustees or officers, and other persons may be entitled by contract or otherwise under law, nor the power of the Trust to purchase and maintain liability insurance on behalf of any such person.

Article 12 of the Registrant’s Amended Bylaws provides as follows:

12.1 EFFECT OF AUDIT COMMITTEE FINANCIAL EXPERT DESIGNATION. The conduct of a Trustee shall be evaluated solely by reference to a hypothetical reasonable person, without regard to any special expertise, knowledge or other qualifications of the Trustee. In particular, and without limiting the generality of the foregoing, neither the determination that a Trustee is an “audit committee financial expert” nor the knowledge, experience or other qualifications underlying such a determination shall result in that Trustee being held to a standard of care that is higher than the standard that would be applicable in the absence of such a determination or such knowledge, experience or qualification, nor shall such a determination or such knowledge, experience or other qualification impose any duties, obligations or liabilities that are greater than would obtain in the absence of such a determination or such knowledge, experience or qualification. Any determination of whether a Trustee has complied with any applicable standard of care, including without limitation any standard of care set out in any constituent document of the Trust, and any determination of whether a Trustee shall be entitled to indemnification pursuant to any provision of the Declaration of Trust or these Bylaws, shall be made in light of and based upon the provisions of this paragraph, and any person serving as Trustee, whether at the date of adoption of this paragraph as a Bylaw or thereafter, shall be presumed conclusively to have done so in reliance on this paragraph. No amendment or removal of this paragraph shall be effective in respect of any period prior to such amendment or removal.

12.2. MANDATORY INDEMNIFICATION OF TRUSTEES. The Trust shall to the fullest extent legally permissible indemnify each person who is or was a Trustee against all liabilities, costs and expenses reasonably incurred by such person in connection with or resulting from any action, suit or proceeding, whether civil, criminal, administrative or investigative, brought by any governmental or self-regulatory authority, including without limitation any formal or informal investigation into possible violations of law or regulation initiated by any governmental body or self-regulatory authority, in which such person may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while in office or thereafter, by reason of he or she having been a Trustee, or by reason of any action taken or not taken in such capacity, except to the extent prohibited by the Declaration of Trust. Any person serving as Trustee, whether at the date of adoption of this paragraph as a Bylaw or thereafter, shall be presumed conclusively to have done so in reliance on this paragraph. No amendment or removal of this paragraph shall be effective in respect of any period prior to such amendment or removal or any proceeding related to any period prior to such amendment or removal.

Reference is made to the Trust’s Distribution Agreement which contains provisions for the indemnification by Schroder Fund Advisors LLC of the Registrant and Trustees and officers of the Registrant under certain circumstances. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Trustees and officers of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee or officer of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such Trustee or officer in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS:

(1)	Agreement and Declaration of Trust, dated May 6, 1993, as amended through June 27, 2019, (“Agreement and Declaration of Trust”) is incorporated herein by reference to Exhibit (a) of Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-004696 on February 28, 2020.

(2)	Bylaws, as amended as of December 9, 2003, October 4, 2004 and December 7, 2004 (“By-Laws”), is incorporated herein by reference to Exhibit (b) of Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-04-004510 on December 22, 2004.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is attached as Exhibit B to the Information Statement/Prospectus contained in this Registration Statement.

(5)(a)	Portions of Agreement and Declaration of Trust Relating to Shareholders’ Rights is incorporated herein by reference to Exhibit (c)(ii) of Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950135-97-000990 on February 25, 1999.

(5)(b)	Portions of By-Laws Relating to Shareholders’ Rights is incorporated herein by reference to Exhibit (c)(iii) of Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950135-97-000990 on February 25, 1999.

(6)(a)(i)	Management Contract, dated December 9, 2003, between the Registrant and Schroder Investment Management North America Inc. (“Schroders”), relating to the Schroder Total Return Fixed Income Fund (formerly, Schroder U.S. Core Fixed Income Fund and Schroder Fixed Income Fund), is incorporated herein by reference to Exhibit (d)(iii) to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-04-004510 on December 22, 2004.

(6)(a)(ii)	Form of Amendment to the Management Contract between the Registrant and Schroders, relating to Schroder Total Return Fixed Income Fund (formerly, Schroder U.S. Core Fixed Income Fund and Schroder Fixed Income Fund), is herein incorporated by reference to Exhibit (d)(ii) to Post-Effective Amendment No. 22 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-04-003635 on October 29, 2004.

(6)(a)(iii)	Investment Advisory Agreement, dated December 7, 2017, between the Registrant and Schroders, relating to the Schroder Core Bond Fund, is herein incorporated by reference to Exhibit (d)(1)(v) to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001135428-17-001169 on December 27, 2017.

(6)(b)	Investment Subadvisory Agreement, dated December 1, 2019, between the Registrant, Schroders and Schroder Investment Management North America Limited (“SIMNA Ltd.”), relating to the Schroder Total Return Fixed Income Fund and Schroder Core Bond Fund, is incorporated herein by reference to Exhibit (6)(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(6)(c)(i)	Fee Waiver and Expense Limitation Agreement, dated December 6, 2019, between the Registrant and Schroders, relating to the Schroder Total Return Fixed Income Fund and R6 Shares of the Schroder Core Bond Fund, is herein incorporated by reference to Exhibit (d)(3)(i) to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-20-004696 on February 28, 2020.

(6)(c)(ii)	Fee Waiver and Expense Limitation Agreement, dated March 26, 2020, between the Registrant and Schroders, relating to Investor Shares of the Schroder Core Bond Fund, is incorporated herein by reference to Exhibit (6)(c)(ii) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(7)(a)(i)	Distribution Agreement, dated January 27, 2017, between the Registrant and SEI Investments Distribution Co. (“SIDCO”) (“Distribution Agreement”) is herein incorporated by reference to Exhibit (e) to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001135428-17-001169 on December 27, 2017.

(7)(a)(ii)	Amendment No. 1 to the Distribution Agreement, dated December 7, 2017, is herein incorporated by reference to Exhibit (e)(1)(ii) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(8)	Not Applicable.

(9)(a)(i)	Global Custody Agreement, dated November 5, 2001, between the Registrant and J.P. Morgan Chase Bank, N.A. (formerly, The Chase Manhattan Bank) (“Global Custody Agreement”) is incorporated herein by reference to Exhibit (g) to Post-Effective Amendment No. 15 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-02-000240 on January 29, 2002.

(9)(a)(ii)	Amendment to the Global Custody Agreement, dated October 26, 2005, is incorporated herein by reference to Exhibit (g)(ii) to Post-Effective Amendment No. 26 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-06-000150 on January 11, 2006.

(9)(a)(iii)	Amendment to the Global Custody Agreement, dated March 1, 2014, is incorporated herein by reference to Exhibit (g)(iii) to Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-047505 on June 20, 2014.

(9)(a)(iv)	Tenth Amended and Restated Exhibit B to Global Custody Agreement, dated July 1, 2015, is incorporated herein by reference to Exhibit (g)(iv) to Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-061535 on August 25, 2015.

(9)(a)(v)	Addendum to the Global Custody Agreement, dated December 15, 2015, is incorporated herein by reference to Exhibit (g)(v) to Post-Effective Amendment No. 93 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-16-100144 on February 25, 2016.

(9)(a)(vi)	Eleventh Amended and Restated Exhibit B to the Global Custody Agreement, dated January 16, 2018, is herein incorporated by reference to Exhibit (g)(1)(vi) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(10)(1)	Eleventh Amended and Restated Multiclass (Rule 18f-3) Plan, dated December 7, 2017, is incorporated herein by reference to Exhibit (n) to Post-Effective Amendment No. 99 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001135428-17-001169 on December 27, 2017.

(10)(1)(a)	Amended Schedule A Amended and Restated Multiclass (Rule 18f-3) Plan, dated March 19, 2020, is incorporated herein by reference to Exhibit (10)(1)(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(11)	Opinion and Consent of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered is incorporated herein by reference to Exhibit (11) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(12)	Opinion of Morgan, Lewis & Bockius LLP regarding tax matters is filed herewith.

(13)(a)(i)	Transfer Agency and Service Agreement, dated October 27, 1993, between the Registrant and State Street Bank and Trust Company (“Transfer Agency and Service Agreement”) is incorporated herein by reference to Exhibit (13)(i) to Post-Effective Amendment No. 11 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950135-97-000990 on February 25, 1999.

(13)(a)(ii)	Form of Delegation Amendment to the Transfer Agency and Service Agreement, dated July 24, 2002, is incorporated herein by reference to Exhibit (13)(ii) to Post-Effective Amendment No. 16 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-03-000458 on February 28, 2003.

(13)(a)(iii)	Amendment to the Transfer Agency and Service Agreement, dated December 31, 2003, is incorporated herein by reference to Exhibit (13)(iii) to Post-Effective Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-04-004510 on December 22, 2004.

(13)(a)(iv)	Form of Letter to State Street Bank and Trust Company, as Transfer Agent, relating to Schroder Total Return Fixed Income Fund is incorporated herein by reference to Exhibit (13)(vi) to Post-Effective Amendment No. 22 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-04-003635 on October 29, 2004.

(13)(a)(v)	Amendment to the Transfer Agency and Service Agreement, dated September 1, 2006, is incorporated herein by reference to Exhibit (13)(xvi) to Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950136-07-001245 on February 28, 2007.

(13)(a)(vi)	Amended and Restated Exhibit A to the Transfer Agency and Service Agreement, dated July 22, 2008, is incorporated herein by reference to Exhibit (13)(x) to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950123-09-003702 on February 27, 2009.

(13)(a)(vii)	Amendment to the Transfer Agency and Service Agreement, dated September 1, 2009, is incorporated herein by reference to Exhibit (13)(xi) to Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950123-09-074524 on December 31, 2009.

(13)(a)(viii)	Amendment to the Transfer Agency and Service Agreement, dated September 20, 2011, is incorporated herein by reference to Exhibit (13)(xii) to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-11-069453 on December 14, 2011.

(13)(a)(ix)	Amendment to the Transfer Agency and Service Agreement, dated January 1, 2013, is incorporated herein by reference to Exhibit (13)(xi) to Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-028731 on April 11, 2013.

(13)(a)(x)	Form of Amendment to the Transfer Agency and Service Agreement, is incorporated herein by reference to Exhibit (13)(xii) to Post-Effective Amendment No. 67 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-050446 on June 20, 2013.

(13)(a)(xi)	Amendment to the Transfer Agency and Service Agreement, dated August 12, 2015, is incorporated herein by reference to Exhibit (13)(xiii) to Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-061535 on August 25, 2015.

(13)(a)(xii)	Amendment to the Transfer Agency and Service Agreement, dated January 31, 2018, is herein incorporated by reference to Exhibit (13)(1)(xii) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(13)(b)(i)	Amended and Restated Administration Agreement, dated February 10, 2017, between the Registrant and SEI Investments Global Funds Services (“SIGFS”) (“Administration Agreement”) is incorporated herein by reference to Exhibit (13)(xiv) to Post-Effective Amendment No. 96 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-17-012627 on February 28, 2017.

(13)(b)(ii)	Amendment No. 1 to the Administration Agreement, dated January 16, 2018, is herein incorporated by reference to Exhibit (13)(2)(ii) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(13)(b)(iii)	Amendment No. 2 to the Administration Agreement, dated January 16, 2018, is herein incorporated by reference to Exhibit (13)(2)(iii) to Post-Effective Amendment No. 101 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-18-003055 on February 28, 2018.

(13)(b)(iv)	Amendment to the Administration Agreement, dated September 15, 2017, is herein incorporated by reference to Exhibit (13)(2)(iv) to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-19-003643 on February 28, 2019.

(13)(c)(i)	Form of Credit Agreement, dated October 6, 2008, between the Registrant and JPMorgan Chase Bank, N.A. (“Credit Agreement”) is incorporated herein by reference to Exhibit (13)(xxi) to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950123-09-003702 on February 27, 2009.

(13)(c)(ii)	Amendment No. 1 to the Credit Agreement, dated September 23, 2009, is incorporated herein by reference to Exhibit (13)(xxiii) to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0000950123-10-018401 on February 26, 2010.

(13)(c)(iii)	Amendment No. 2 to the Credit Agreement, dated October 29, 2010, is incorporated herein by reference to Exhibit (13)(xxv) to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-11-011014 on February 28, 2011.

(13)(c)(iv)	Amendment No. 3 to the Credit Agreement, dated October 4, 2010, is incorporated herein by reference to Exhibit (13)(xxvi) to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-11-011014 on February 28, 2011.

(13)(c)(v)	Amendment No. 4 to the Credit Agreement, dated September 30, 2011, is incorporated herein by reference to Exhibit (13)(xxx) to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-11-069453 on December 14, 2011.

(13)(c)(vi)	Form of Amendment No. 5 to the Credit Agreement, dated September 30, 2012, is incorporated herein by reference to Exhibit (13)(xxvi) to Post-Effective Amendment No. 62 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-016041 on February 28, 2013.

(13)(c)(vii)	Form of Amendment No. 6 to the Credit Agreement is incorporated herein by reference to Exhibit (13)(xxxi) to Post-Effective Amendment No. 67 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-050446 on June 20, 2013.

(13)(c)(viii)	Amendment No. 7 to the Credit Agreement, dated September 30, 2013, is incorporated herein by reference to Exhibit (13)(xxxiii) to Post-Effective Amendment No. 71 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-13-086694 on November 25, 2013.

(13)(c)(ix)	Form of Amendment No. 8 to the Credit Agreement, is incorporated herein by reference to Exhibit (13)(xxxvii) to Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-047505 on June 20, 2014.

(13)(c)(x)	Amendment No. 9 to the Credit Agreement, dated September 2, 2014, is incorporated herein by reference to Exhibit (13)(xxxvi) to Post-Effective Amendment No. 81 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-072006 on October 16, 2014.

(13)(c)(xi)	Amendment No. 10 to the Credit Agreement, dated August 18, 2015, is incorporated herein by reference to Exhibit (13)(xxxviii) to Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-14-061535 on August 25, 2015.

(13)(c)(xii)	Amendment No. 11 to the Credit Agreement, dated September 14, 2015, is herein incorporated by reference to Exhibit (13)(3)(xii) to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001398344-19-003643 on February 28, 2019.

(13)(d)(i)	Amended and Restated Shareholder Service Plan, dated February 10, 2017, is incorporated herein by reference to Exhibit (13)(xxviii) to Post-Effective Amendment No. 96 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632), filed with the SEC via EDGAR Accession No. 0001104659-17-012627 on February 28, 2017.

(13)(d)(ii)	Amendment to Amended and Restated Shareholder Service Plan, dated March 19, 2020, is incorporated herein by reference to Exhibit (13)(d)(ii) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(14)(a)	Consent of Independent Registered Public Accounting Firm is incorporated herein by reference to Exhibit (14)(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(14)(b)	Consent of Morgan, Lewis & Bockius LLP is incorporated herein by reference to Exhibit (14)(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(15)	Not Applicable.

(16)(a)	Powers of Attorney, each dated December 12, 2019, for William M. Doran, Jon C. Hunt, Thomas P. Lemke, Randall S. Yanker, Jay C. Nadel, Michael Beattie and Stephen Connors, are incorporated herein by reference to Exhibit (16)(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(16)(b)	Board Resolution Authorizing Attorneys-in-Fact to Execute Registration Statements on behalf of the Registrant's Chief Executive Officer and Chief Financial Officer is incorporated herein by reference to Exhibit (16)(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-237483), filed with the SEC via EDGAR Accession No. 0001398344-20-007144 on March 30, 2020.

(17)(a)	Prospectus dated March 1, 2020 for the Registrant, with respect to the Schroder Total Return Fixed Income Fund, and the Statement of Additional Information dated March 1, 2020 for the Registrant, with respect to the Schroder Total Return Fixed Income Fund, are incorporated herein by reference to Post-Effective Amendment No. 106 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632) filed with the SEC via EDGAR on February 28, 2020, Accession No. 0001398344-20-004696.

(17)(b)	Prospectus dated April 17, 2020 for the Registrant, with respect to the Schroder Core Bond Fund, and the Statement of Additional Information dated April 17, 2020 for the Trust, with respect to the Schroder Core Bond Fund, are incorporated herein by reference to Post-Effective Amendment No. 108 to the Registrant’s Registration Statement on Form N-1A (File No. 033-65632) filed with the SEC via EDGAR on April 17, 2020, Accession No. 0001398344-20-008164.

(17)(c)	The audited financial statements and related report of the independent registered public accounting firm included in the Registrant’s Annual Report to Shareholders for the fiscal year ended October 31, 2019, with respect to the Funds, is incorporated herein by reference to the Annual Certified Shareholder Report on Form N-CSR (File No. 811-07840) filed with the SEC via EDGAR on January 8, 2020, Accession No. 0001135428-20-000009.

ITEM 17. UNDERTAKINGS:

(1) The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oaks, Commonwealth of Pennsylvania on the 30th day of June, 2020.

SCHRODER SERIES TRUST

By:	*
Michael Beattie
President

As required by the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

*	Trustee	June 30, 2020
William M. Doran

*	Trustee	June 30, 2020
Jon C. Hunt

*	Trustee	June 30, 2020
Thomas P. Lemke

*	Trustee	June 30, 2020
Jay Nadel

*	Trustee	June 30, 2020
Randall S. Yanker

*	President	June 30, 2020
Michael Beattie

*	Treasurer, Controller &
Stephen Connors	Chief Financial Officer	June 30, 2020

*By:	/s/ James Bernstein
James Bernstein
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
(12)	Opinion of Morgan, Lewis & Bockius LLP regarding tax matters